Exhibit 4

DANIEL MAXWELL MEYERS

25 Summer Street

Marblehead, MA  01945

February 20, 1998

Mr. Robert James

Enterprise Asset Management, Inc.

475 Fifth Avenue

New York, NY 10017

Dear Bob:

This letter will confirm our agreement regarding the purchase of common stock of The First Marblehead Corporation in the current rights offering by Steve Anbinder and me.

We have agreed that Steve and I will exercise our rights to purchase 18,627 and 13,161 shares, respectively, of stock @$20.00 per share and that you will advance the funds to each of us in return for the right to participate in the proceeds of sales.  The total of the advances will be $635,760.  The advances will be without recourse and will be repaid solely out of proceeds when the stock is sold.

Steve and I will take title to the stock in our own names.  Each of us will deliver the newly-issued share certificate to you, and you will retain the certificates in your possession until the stock is sold.  You may also vote the stock as you see fit.

Upon the sale of the stock, you will be entitled to the sale proceeds up to a sale price of $30 per share.  The balance of the sale proceeds, if any, will be divided 50% to you and 50% to either Steve or me.  Either Steve or I may assign all or part of our interest to a third party.

If this letter accurately reflects the terms of our agreement, I ask that you sign the duplicate copy of the letter and return it to me.

Very truly yours,

/s/ Daniel Maxwell Meyers
Daniel Maxwell Meyers

Acknowledged and agreed to as of the
20th day of February, 1998

/s/ Stephen Anbinder
Stephen Anbinder

Acknowledged and agreed to this
         day of March, 1998

/s/ Robert James
Robert James